UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Medium-term Business Plan Announcement

Tokyo, May 15, 2018 --- MUFG announced today its new medium-term business plan (MTBP) for the three-year period beginning in fiscal 2018.

Background and context

The global economy has achieved steady recovery over the last few years. However, going forward, markets merit close watch for changes which could be triggered by shifts in central bank policies or signs of a turning point in the credit cycle, as well as growing uncertainty caused by geopolitical risks.

Meanwhile, Japan’s low growth and ultra-low interest-rate environment are seen as likely to continue on the back of serious challenges such as its aging population, declining birthrate and deceasing population. In addition, the ongoing wave of digital technology-fueled transformations is poised to drastically change society and whole industries – including the financial industry.

MUFG publicly announced the outline of its “MUFG Re-Imagining Strategy” in May 2017. This plan aims to swiftly and flexibly respond to the above-mentioned changes and put the company on a growth track. We commit to steadily improving our business model to satisfy all stakeholders -- customers, shareholders and employees -- while maintaining a strong business base in Japan and tapping into global growth.

1. Basic company policy

Based on the current MTBP, we at MUFG aim to deliver the best value to all stakeholders through “simple, speedy and transparent group-integrated operations.”

We will move from “group collaboration” and “group-driven management” to “group-based, integrated management” to foster business transformation. Specifically, in responding to shifting customers’ needs in an appropriate manner, we will reorganize business groups into new customer segments in July. At the same time, we will clarify the roles of group companies by functional realignment, strengthening the functionality of products and services as well as increasing the capacity to provide solutions.

We believe that by making full use of management resources, much of the business transformation process can be accomplished in the first half of the new business plan. During this three-year period, we seek to lay a solid foundation for a new future-oriented business platform. By the third year, we hope to realize a tangible sense of success.

From there, we seek to establish a new business growth model which meets everyone’s expectations within six years (the end of the next MTBP).

MUFG’s Vision ~ Our Corporate Vision Beyond “Re-Imagining” Initiative

We aim to deliver the best value to all stakeholders through simple, speedy and transparent* group-integrated operations. Also, we will contribute to the realization of sustainable growth and a better society by promoting solution-oriented business.

(1)	Engage in the needs and issues of customers and society, and provide optimized solutions.
(2)	Redefine ideal legal entities and the group, and develop a sustainable business model unique to MUFG.
(3)	Provide a workplace where each employee can realize his or her talent development.
(4)	Based on the results achieved above, respond to shareholders’ expectations and enhance a reliable relationship with them.

*

Transparent: universal, barrier-free open personnel communications between legal entities, and between company branches and the Head Office, regardless of title and position. It also implies an understanding of MUFG corporate vision.

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with FY2020 targets, as follows:

* Estimated CET1 ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital maintenance, strategic investments for sustainable growth, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG aims for stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. As part of this policy, MUFG also plans to flexibly repurchase its own shares in order to improve capital efficiency.

3. Group Business Strategies

“Eleven Transformation Initiatives” have been outlined in the new MTBP as specific initiatives to help the company to weather a difficult business environment, and to get back to a sustainable growth track. Each initiative shares the following features: (1) a large growth potential, (2) the power to enable MUFG to demonstrate its capabilities, (3) the promise to become a main MUFG business, or a support function of a main business. Each legal entity of the Group, business groups and the Corporate Center will promote these initiatives together, with the goal of boosting net operating profits by approximately JPY250 billion.

Additionally, we will establish a new business group focused on Retail and local corporate and SME banking business outside of Japan, aiming to surely and steadily capture the market growth in the United States and Southeast Asia. Under the previous MTBP, we expanded the business of Bank of Ayudhya Public Company Limited, a consolidated subsidiary in Thailand. We also built a solid business platform in South East Asia through our strategic investment in Security Bank Corporation, a large commercial bank in the Philippines, and PT Bank Danamon Indonesia, Tbk, a large commercial bank in Indonesia.

Raising the enterprise value of each of our partner banks – as well as ourselves – is an important goal. In the process, we’ll realize synergies by sharing and deploying the advantages and expertise of each partner bank, including MUFG Union Bank N.A. in the U.S., VietinBank in Vietnam, and MUFG itself.

[Eleven Transformation Initiatives]

(1) Digitalization

The use of digital technology is a critical part of our transformation goals. We will develop and implement a wide variety of initiatives to improve top-line results and optimize business processes. “Big data” will be employed to improve our capabilities in marketing and consulting. Meanwhile, in-branch operations will be streamlined by redeploying our corporate online banking system, shifting to digital channel for our housing loan business, and by actively using robotics and AI to improve productivity.

(2) Channel / BPR

We strive to create a well-balanced UI/UX(*1) and productivity improvements by fully utilizing digital technology and BPR(*2). Specifically, we will improve the viability of our online channel, and encourage customers to use it. The entire channel will be developed both online and offline by introducing the function-specific “MUFG NEXT” bank branch, optimizing branches, and implementing Group co-located branch where a full range of services provided by the Bank, the Trust Bank and the Securities HD(*3) is available at single location.

(*1)	Abbreviation for User Interface (usability of system) and User Experience (users’ service experience), respectively.
(*2)	Abbreviation for Business Process Re-engineering, a radical restructuring of all existing businesses, including business details and flows.
(*3)

The Bank, the Trust Bank, and the Securities HD are short forms of the names of the following legal entities, respectively: MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings.

(3) Wealth Management

With the integration of the retail and commercial banking units, as well as the “group-based, integrated approach” by the Bank, the Trust Bank and the Securities HD, we can support rising customer needs for asset management and inheritance services. This is an important consideration for Japan’s aging society with low birthrate. Additionally, we will pursue to make a consistently profitable business structure by focusing on fee based asset management. Professionals of the Bank, the Trust Bank and the Securities HD will develop and implement a business model which seamlessly provides various business solutions.

(4) RM-PO Model

In implementing restructuring measures by business function, the corporate loan businesses of the Bank and the Trust Bank have been consolidated. Additionally, the RMs are now referred to as “MUFG’s RMs(*1)” – those who itemize customers’ business issues. Meanwhile, the PO(*2) will extend its expertise, providing optimized solutions for customer needs.

(*1) Abbreviation for Relationship Manager.

(*2) Abbreviation for Product Office, which plans, develops and provides products and services.

(5) Real Estate Value Chain

The Group, in an integrated and continuous manner, provides solutions to satisfy various customer needs with regard to the real estate value chain (*). Branches will assess customer needs and collect extra information so that it can be maximized to enhance brokerage businesses and asset management businesses, adding more value.

(*)	The course of business regarding real estate from “sales” to “development” to “tenant leasing” to “asset management.”

(6) Asset Management

We will offer asset management services to our customers on an integrated group-basis. We will develop competitive products, supply a full product lineup, and expand our talent portfolio to support these moves. Additionally, we will upgrade our asset management business by pushing to be a more globally recognized industry player and by enhancing our talent, products and solutions.

(7) Institutional Investors Business

We will provide a wide range of services to satisfy various professional needs for asset management on an integrated group-basis, while extending business relationships with the institutional investors of each legal entity and business group across the Group.

(8) GCIB Business Model

In order to realize sustainable growth of global CIB(*) business, we will respond to the needs of global corporate customers, and improve portfolio return by constantly recycling loan assets, etc. In addition, we will be shifting value to “quality” over “quantity” through origination and distribution under the integrated platform of bank and securities.

(*)

Abbreviation for Corporate and Investment Banking. This business consists of traditional corporate banking (e.g. deposits and loans) and investment banking (e.g. capital markets and M&A etc), and provides sophisticated financial services.

(9) Overseas Operations

We will shift our business focus from “region-/ legal entity-based” to “customer-/ business-based,” and reinforce business-driven operations across the Group. Our global branch network will also be upgraded, centralized, and standardized for business administration and systems in order to establish a structure to flexibly address environmental changes.

(10) Human Resources

In addition to the acceleration of personnel allocation and transfers across the Group to drive strategy, the HR Division will be set up to manage domestic and international HR operations, creating a globally integrated HR capability.

(11) Corporate Center Operations

The Corporate Center function will be reorganized from integrated operations by “MUFG and the Bank” to that of “MUFG, the Bank, the Trust bank and the Securities HD” to effectively take advantage of our business resources on a group-integrated basis and actualize low cost operations.

4. Reorganization

We will reorganize the segmentation of the business groups and implement a system for integrated group operation to be facilitated by the Bank, the Trust Bank and the Securities HD, effective July 1, 2018. Current business groups serving as contact points are re-classified into six business groups; four business groups for combinations of Japanese or Non-Japanese and Retail/SMEs or Large Corporates, in addition to Asset Management and Investor Services, and Global Markets.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english.

On April 1, 2018 the name of MUFG’s commercial bank changed from “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” to “MUFG Bank, Ltd.” Many of the bank’s overseas subsidiaries followed suit on the same day, but branches and subsidiaries in some countries will carry out the name change at a later date. MUFG’s New York Stock Exchange ticker symbol also changed to “MUFG.”

For more information regarding overseas subsidiaries, visit

http://www.bk.mufg.jp/global/newsroom/announcements/pdf/201803_namechange.pdf

Press contact:

Kana Nagamitsu

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-3240-7651

E kana_nagamitsu@mufg.jp

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of MUFG and/or the Group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimations, perceptions and evaluations. In addition, in order for MUFG to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that MUFG has announced.